January 17, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	John Spitz Michael Volley Robert Arzonetti J. Nolan Williams

Re:	East Resources Acquisition Company
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 7, 2022
File No. 001-39403

Ladies and Gentlemen:

On behalf of East Resources Acquisition Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). An electronic version of the Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff on the letter to the Company, dated January 6, 2023, relating to the Proxy Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Proxy Statement.

Basis of Presentation and Glossary, page iv

1.	Please refer to comment 1 and revise the relevant sections of your filing to disclose that at this time you have not committed PIPE investment amounts.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages iv, 13, 63, 88, 213, and 223 of the Amended Proxy Statement. As noted in our response to the Staff’s comment letter, dated November 10, 2022, the Company continues to opportunistically seek to raise a PIPE investment but at this time has no committed PIPE Investment Amount. Should the Company obtain a PIPE investment, the Company will revise the proxy statement to disclose the terms thereof.

What Happens to the Funds Deposited in the Trust Account After Consummation of the Business Combination, page xvii

2.

Please refer to your response to comment 5. Please revise the disclosure to include additional information regarding the redemption of 71.83% of the outstanding public shares, including any factors that lead to such large percentage of the shares being redeemed.

January 17, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the stockholder redemptions in July 2022 were made pursuant to the terms of the Existing Charter, which requires that the Company give Public Stockholders the opportunity to redeem all or a portion of their Public Shares in connection with a stockholder vote to approve certain amendments to the Existing Charter, including an amendment that modifies the Company’s deadline to complete an initial business combination. In connection with the Extension Amendment, which extended the date by which the Company must consummate its initial business combination from July 27, 2022 to January 27, 2023, Public Stockholders holding 71.83% of the outstanding Public Shares exercised their redemption rights. The Company respectfully advises the Staff that a variety of factors may have impacted Public Stockholders’ election to redeem their Public Shares, including, among other things, (i) the fact that, at the time such Public Stockholders elected to redeem their Public Shares, the Company had not yet announced entry into a definitive agreement with respect to an initial business combination, (ii) challenging market conditions, including the current period of economic uncertainty and volatility in U.S. and global capital markets, (iii) public sentiment towards special purpose acquisition companies and (iv) changes in the regulatory landscape applicable to special purpose acquisition companies, including recent changes in U.S. tax law. In addition, the Company respectfully advises the Staff that the level of redemptions in connection with the Extension Amendment is consistent with redemptions faced by other similarly situated special purpose acquisition companies in connection with business combination transactions and certain charter amendments that trigger stockholder redemption rights.

ERES directors and officers may have interests in the Business Combination different from the interests of ERES stockholders, page 7

3.

Please refer to comment 11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement in connection with their activities on your behalf (such as investigating possible business targets and business combinations). Provide similar disclosure for your officers and directors, if material. Similarly revise other portions of the proxy statement as necessary.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages xx-xxiv, 7-11, 51-54, 84-87, 194, and 202-206 of the Amended Proxy Statement.

Life settlements in which we invest are not currently regulated under the federal securities laws, page 36

4.	Please refer to your response to comment 7. Please briefly describe the internal guidelines developed by Abacus to avoid purchasing life insurance policies which would be deemed to be securities.

Response: It is Abacus’s current policy not to purchase life insurance policies that constitute securities. To avoid purchasing life insurance policies that are regulated as securities, Abacus purchases fixed, non-fractionalized life insurance policies. Abacus’s policy is to consult regularly with outside counsel concerning the categorization of life insurance policies as securities. In addition, Abacus’s policy concerning a purchase of life insurance products that may be deemed to be securities requires consultation with counsel before any exception is made to its policy.

Adjustments and Assumptions to the Unaudited Pro Form Condensed Combined Balance Sheet as of September 30, 2022, page 74

5.	Please refer to comment 22. Please revise to disclose how you measured the recurring compensation recognized in adjustments (DD) and (MM).

Response: LMA determined that the incentive shares distributed on a non-pro-rata basis to Jay Jackson, one of the existing owners of LMA, should be reflected as stock compensation expense. This represented 4,569,922 shares, of which 913,984 will be issued and outstanding at closing and 3,655,938 are subject to vesting as described below.

In order to calculate the compensation expense for pro forma purposes, LMA first calculated the fair value of these shares. The negotiations related to the draft Restriction Agreement governing these shares, attached to the proxy statement as Annex I, were considered to be concluded as of January 12, 2023, and this was determined to be the grant date of these incentive shares. The fair value of these shares was calculated using the ERES closing stock price as of January 12, 2023, which was $10.22, resulting in a fair value of $9,340,921 related to the shares outstanding at closing and $37,363,682 related to the shares subject to vesting.

The fair value of the shares outstanding at closing will be recognized as compensation expense upon closing. For pro forma purposes, this was reflected in the unaudited pro forma statement of operations for the year ended December 31, 2021. In response to the staff’s comments, the Company has revised the Amended Proxy Statement accordingly. Please see page 78 of the Amended Proxy Statement and refer to adjustment (NN) for this nonrecurring expense.

LMA next calculated the monthly expense associated with the shares subject to vesting; this was calculated on a straight line basis. Half of these shares are vested over a period of 25 months, and half are vested over a period of 30 months. This calculation resulted in total monthly stock compensation expense of $1,370,002. This is considered to be a recurring expense as of closing. Therefore, LMA calculated stock compensation expense of $12,330,015 for a nine month period, which was reflected in the unaudited pro forma statement of operations for the nine months ended September 30, 2022; and LMA calculated stock compensation expense of $16,440,020 on an annual basis, which was reflected in the unaudited pro forma statement of operations for the year ended December 31, 2021. In response to the staff’s comments, the Company has revised the Amended Proxy Statement accordingly. Please see page 77 of the Amended Proxy Statement and refer to adjustments (DD) and (MM) for this recurring expense.

Abacus Overview, page 133

6.

Please revise to describe the type of life insurance policies (e.g. whole, universal, term, etc.) that typically meet your purchasing guidelines and clarify if any type represented a concentration of purchased policies during any period presented.

Response: Abacus invests in whole life, universal life, and convertible term life insurance policies. Currently, Abacus primarily invests in non-variable universal life insurance policies, with approximately eighty-nine percent (89%) of Abacus’s acquired policies by face value in 2021 being universal life insurance policies. Because of Abacus’s established policies and guidelines, Abacus does not buy fractionalized or variable policies. The Company has revised the Amended Proxy Statement accordingly in response to the Staff’s comment. Please see page 134 of the Amended Proxy Statement.

January 17, 2023

7.

Please refer to your response to comment 33. Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements in this section:

•

that “[you] are currently a leader in the life settlements industry, with approximately a 20% market share and a proven track record of growth and strong asset returns” on page 123. In particular, please provide support for the statement that you have approximately a 20% market share;

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 135 of the Amended Proxy Statement which clarifies that this statement is based on a 2021 report by The Deal and Life Settlement Report, a U.S. life settlements industry news source.

•

that “we believe 90% of senior citizens who let policies lapse would have considered this alternative once made aware” on page 135. In particular, please provide support for your belief regarding the 90% figure;

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 136 of the Amended Proxy Statement which clarifies that this belief is based on research conducted by the Life Insurance Settlements Association.

•

that “diversification . . . across multiple origination channels creates a lower average policy acquisition cost and higher estimated returns” on page 136. In particular, please provide support that such diversification actually has lowered average policy acquisition costs and generated higher returns; and

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 137 of the Amended Proxy Statement where this statement has been deleted.

•

that “[y]our hold portfolio has the prospect to generate a higher estimated annual return than our traded portfolio but requires a higher capital base,” on page 140. In particular, please quantify the higher capital base referenced here.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 141 of the Amended Proxy Statement.

Continued Innovation in Technology—Liquidity (Abacusmarketplace.com), page 141

8.

Please refer to comment 35. Please revise to clarify if and how you will generate revenue from Abacusmarketplace.com and whether it is expected to materially impact future financial results. Additionally, please revise to provide additional information regarding the blockchain technology to be used (e.g., public, private, etc.) and to discuss the stage of development of any blockchain technology.

Response: Abacusmarketplace.com is still in early stages of development and Abacus does not currently expect that Abacusmarketplace.com will have a material impact on its future financial results. Abacus currently anticipates entering into licensing agreements with Financial Advisors, Insurance Agents/Agencies, and Life Settlement Brokers with respect to Abacusmarketplace.com to generate revenue in the future. The blockchain technology to be used is in the early stages of development and the Company anticipates that documents will be maintained on a private blockchain. The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 142 of the Amended Proxy Statement.

January 17, 2023

Proven Ability to Deploy Capital and Scale, page 142

9.

Please refer to comment 36. Please revise your disclosure related to the joint venture not being included in the historical financial statements to clarify that under US GAAP the financial results of the entire joint venture are not included in your financial statements and that the financial impacts of the joint venture recognized in Abacus and LMA’s financial statements are discussed in the related party transaction notes in the financial statements. Additionally, to the extent you believe the information is relevant and material for investors, please revise to simply disclose the revenue and net income of the joint venture for 2020 and 2021 as opposed to characterizing these amounts as potentially impacting the financial statements of Abacus and LMA. Please make revisions to similar disclosure in the Customers section on page 143 and ensure the amounts disclosed for revenue and net income on page 142 and 143 are consistent.

Response: The Company has revised the disclosure on page 143 of the Amended Proxy Statement to state that, under US GAAP, the financial results of the entire joint venture are not included in the financial statements as the joint venture is not under common control and neither Abacus nor LMA have a direct ownership interest or investment in the joint venture. The financial impacts of the joint venture recognized in the financial statements solely relate to the services provided by Abacus and LMA to the joint venture and are discussed in the respective related party transaction notes in the financial statements. Abacus has simplified the disclosure to state that the joint venture produced $21.6 million and $27.4 million in revenue and $16.2 million and $22.5 million in net income for fiscal year ended December 31, 2021 and December 31, 2020, respectively. Please see further revisions on page 144 of the Amended Proxy Statement.

Customers, page 143

10.

Please refer to your response to comment 37. You state that Abacus does not plan to continue its current relationship with some of its prior customers following the Business Combination. Please disclose what percentage of revenue those customers accounted for during the years ended December 31, 2021 and 2020.

Response: While Abacus is not continuing its joint venture relationship with KKR via Nova Trading and Nova Holding, Abacus is not losing any customers. The Nova Trading and Nova Holding joint venture is a capital provider for Abacus. Following the Business Combination, this joint venture will expire. KKR is a customer of Abacus independently of the Nova Trading and Nova Holding joint venture, and Abacus expects that KKR will remain a customer of the Company following the Business Combination. In response to the staff’s comment, the Company has revised the Amended Proxy Statement accordingly. Please see page 144 of the Amended Proxy Statement.

Active Management Revenue, page 152

11.	Please refer to comment 40 and revise your table on page 152 to clearly state that your active management revenues are for the nine-months ended September 30, 2022 and 2021, respectively.

January 17, 2023

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 153-154 of the Amended Proxy Statement.

12.

We note your disclosure that life settlement policies that you intend to sell within twelve months are measured using the investment method given that the purchase dates are recent and policies turn fairly quickly. Considering these factors are typically associated with a trading strategy with items measured at fair value, please revise to disclose the reasons you elected to measure these items using a cost measurement (i.e., investment method) and specifically disclose if and how you believe this measurement basis provides information that is more representative of your business and useful for investors.

Response: LMA determined to account for certain policies following the investment method, pursuant to ASC 325-30-25-2, which permits an instrument-by-instrument election of approach supported by concurrent documentation. This election was made in June 2022, which was the result of a cost-benefit analysis. Because of management’s intention to hold the instruments for a relatively short period, management believed that the investment method provided a more cost effective method of accounting for the instruments and did not believe that, in the course of the short period, the fair value would differ materially from the accumulated cost.

Beginning in 2024, LMA has made the determination to measure all new policies acquired under the fair value method going forward and intends to sell all of its policies currently accounted for under the investment method in the next three to six months. LMA will update accounting policies accordingly to reflect this change.

The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see pages 150 and 153 of the Amended Proxy Statement.

13.

We note your disclosure that life settlement policies that you intend to hold to maturity are measured at fair value. Considering a held to maturity strategy is typically associated with measuring items at amortized cost, please revise to disclose the reasons why you elected to measure these items using a fair value measurement and specifically disclose if and how you believe this measurement basis provides information that is more representative of your business and useful for investors.

Response: LMA accounted for these policies following the fair value method, pursuant to ASC 325-30-25-2, which permits an instrument-by-instrument election of approach supported by concurrent documentation. For the life settlement policies accounted for under the fair value method, these policies are part of the collateral consideration for the market linked structured notes issued under LMATT subsidiaries where quarterly valuations are a condition of the private placement memorandum. Given that there is a valuation requirement stipulated in the private placement memorandum of the structured note offerings, management has elected to use the fair value method for these policies as the information is readily available and also captures the change in fair value within the income statement when those changes occur as opposed to when the policies mature given management’s intention to hold them to maturity.

In response to the staff’s comment, the Company has revised the Amended Proxy Statement accordingly. Please see pages 150 and 153 of the Amended Proxy Statement.

Unaudited Prospective Financial Information of the Companies, page 194

14.	Please refer to your response to comment 47. Please disclose the units for the “Financial Projections” table.

Response: The Company has revised the Amended Proxy Statement in response to the Staff’s comment. Please see page 196 of the Amended Proxy Statement.

Opinion of Northland, page 195

15.

Please refer to your response to comment 47. Please disclose any key assumptions made by Northland in formulating its fairness opinion with respect to any valuation analysis dependent upon the financial projections.

January 17, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Northland’s assumptions are disclosed on pages 197-198 and 200-201.

Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022 and December 31, 2021, page F-79

16.

Please refer to comment 55 and revise to disclose where you present premiums paid and life insurance proceeds received from policies accounted for pursuant to the fair value method in the Statement of Operations and Comprehensive Income.

Response: Premiums paid and life insurance proceeds received related to policies accounted for pursuant to the fair value method have been captured in the ‘Change in fair value of life insurance policies (policies held using fair value method)’ line of the Statement of Operations and Comprehensive income in accordance with ASC 325-30-45-4. LMA has revised the Life Insurance Settlement Policies disclosure on page F-87 of the Amended Proxy Statement to state: “For policies held at fair value, changes in fair value, premiums paid and life insurance proceeds received are reflected in change in fair value of life insurance policies (policies held using fair value method) in the period the change is calculated.”

Note 10. Fair Value Measurements, page F-93

17.

It appears from your disclosures that paying a premium results in a decrease to the fair value of the life insurance policy in the roll forward on page F-93. Please provide us the journal entry recorded when a premium is paid and explain to us why and how this results in a decrease to the fair value of the life insurance policy. If appropriate, please revise your roll forward to more clearly present the impact of paying a premium on the fair value of the life insurance policy.

Response: When premiums are paid on policies accounted for under the fair value method, the journal entry is as follows:

•	Dr. Life settlement policies- at fair value

•	Cr. Cash

When life settlement policies are valued at the end of each quarter, LMA adjusts for the policy value and change in fair value as follows:

•	Dr. Life settlement policies- at fair value

•	Cr. Change in fair value of life insurance policies (policies held using fair value method)

These journal entries appropriately capture the change in fair value of the policy, and the effect of premiums expense being debited to the same financial reporting line as changes in fair value in accordance with ASC 325-30-45-4.

As the payment of premiums is originally recorded to the life settlement policy, management included premiums paid in the original value of policies purchased in the rollforward. As the change in fair value is then adjusted to reflect the difference between the life settlement policies including premiums paid and the fair value of policies, management also added the premiums paid to the unrealized gain (loss) on held policies in the rollforward. In order to arrive at the accurate fair value of life settlement policies on the balance sheet, management subtracted the premium payments in the rollforward.

January 17, 2023

LMA has revised the rollforward to provide further clarification by removing the premiums paid from the original value of policies purchased to align with the balance sheet presentation, and has revised to add the premiums paid to arrive at the fair value of life settlement policies at September 30, 2022. This adjustment appropriately aligns the details of the rollforward with the income statement presentation ASC 325-30-45-4, and shows maturity proceeds and premiums paid as reconciling items between the change in fair value of the income statement, and fair value of policies per the balance sheet. Please see revised disclosure on page F-93 of the Amended Proxy Statement.

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January 17, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at (713) 546-7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Gary L. Hagerman, Jr., East Resources Acquisition Company

Daniel J. Harrist, Latham & Watkins LLP

Rob Evans, Locke Lord LLP

Brian T. Casey, Locke Lord LLP

Thomas V. Bohac, Locke Lord LLP